Jaguar Mining Inc.

Condensed Interim Consolidated Financial Statements

June 30, 2012 and 2011

(unaudited)

1

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		(Unaudited)
		June 30, 2012	December 31, 2011

Assets
Current assets:
Cash and cash equivalents		$31,944	$74,475
Inventory	Note 3	27,921	34,060
Prepaid expenses and sundry assets	Note 4	31,550	25,541
Derivatives	Note 5(a)	114	-
		91,529	134,076

Prepaid expenses and sundry assets	Note 4	42,039	48,068
Restricted cash		909	909
Property, plant and equipment	Notes 6,7	352,486	388,675
Mineral exploration projects	Notes 6,8	94,743	88,938

		$581,706	$660,666

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$33,133	$34,922
Notes payable	Note 9	29,138	22,517
Income taxes payable		17,628	18,953
Reclamation provisions		1,877	2,082
Other provisions		4,960	4,347
Deferred compensation liabilities	Note 11	59	2,953
Other liabilities		-	1,475
		86,795	87,249

Notes payable	Note 9	233,844	228,938
Option component of convertible notes	Note 5(b)	8,179	79,931
Deferred income taxes		10,504	8,635
Reclamation provisions		17,522	15,495
Deferred compensation liabilities	Note 11	489	2,270
Other liabilities		105	339
Total liabilities		357,438	422,857

Shareholders' equity:
Share capital		370,043	370,043
Stock options		12,155	14,207
Contributed surplus		5,466	3,414
Deficit		(163,396)	(149,855)
Total equity attributable to equity shareholders of the Company		224,268	237,809

Contingent liability	Note 10
Subsequent event	Note 10
		$581,706	$660,666

On behalf of the Board:

Richard Falconer	Director

John Andrews	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)
		Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011

Gold sales		$46,535	$60,557	$97,507	$115,697
Production costs		(41,250)	(36,837)	(82,650)	(69,893)
Stock-based compensation		301	(28)	343	(23)
Depletion and amortization		(10,630)	(10,843)	(23,922)	(21,963)
Gross profit (loss)		(5,044)	12,849	(8,722)	23,818

Operating expenses:
Exploration		26	717	71	1,051
Stock-based compensation	Note 11	(1,487)	(393)	(2,295)	(3,084)
Administration		2,601	5,419	8,946	10,674
Management fees		-	363	-	524
Amortization		292	313	581	670
Other		590	234	991	1,071
Total operating expenses		2,022	6,653	8,294	10,906

Income (loss) before the following		(7,066)	6,196	(17,016)	12,912

Gain on derivatives	Note 5(a)	(114)	(126)	(114)	(413)
Gain on conversion option embedded in convertible debt	Note 5(b)	(57,427)	(9,180)	(71,752)	(7,840)
Foreign exchange loss (gain)		7,685	(6,527)	4,511	(9,616)
Accretion expense		537	624	1,133	1,194
Interest expense		7,077	7,074	14,201	12,757
Interest income		(566)	(2,867)	(2,424)	(4,332)
Gain on disposition of property		(90)	(472)	(368)	(998)
Impairment of Paciência property	Note 6	47,692	-	47,692	-
Other non-operating expenses (income)		566	(128)	534	(321)
Total other expenses (income)		5,360	(11,602)	(6,587)	(9,569)

Income (loss) before income taxes		(12,426)	17,798	(10,429)	22,481
Income taxes
Current income taxes		302	1,428	621	1,933
Deferred income taxes		3,622	784	2,491	1,238
Total income taxes		3,924	2,212	3,112	3,171

Net income (loss) and comprehensive income (loss) for the period		$(16,350)	$15,586	$(13,541)	$19,310

Basic and diluted earnings (loss) per share	Note 12	$(0.19)	$0.18	$(0.16)	$0.23

Weighted average number of common shares outstanding - basic	Note 12	84,409,648	84,373,648	84,409,648	84,373,648
Weighted average common shares outstanding - diluted	Note 12	84,409,648	84,376,376	84,409,648	84,377,786

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Shareholders' Equity

(Expressed in thousands of U.S. dollars)

(Unaudited)
	Common Shares		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance, January 1, 2011	84,373,648	369,747	3,777,500	13,054	1,901	(84,232)	300,470
Vested options expired	-	-	(575,000)	(1,363)	1,363	-	-
Vested options expired upon termination	-	-	(20,000)	(70)	70	-	-
Net income	-	-	-	-	-	19,310	19,310
Balance, June 30, 2011	84,373,648	369,747	3,182,500	11,621	3,334	(64,922)	319,780

Balance, January 1, 2012	84,409,648	370,043	4,005,000	14,207	3,414	(149,855)	237,809
Vested options expired	-	-	(10,000)	(35)	35	-	-
Vested options expired upon termination	-	-	(610,000)	(2,017)	2,017	-	-
Net loss	-	-	-	-	-	(13,541)	(13,541)
Balance, June 30, 2012	84,409,648	370,043	3,385,000	12,155	5,466	(163,396)	224,268

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Unaudited)
		Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011

Cash provided by (used in):
Operating activities:
Net income (loss) and comprehensive income (loss) for the period		$(16,350)	$15,586	$(13,541)	$19,310
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Unrealized foreign exchange loss (gain)		3,318	(3,955)	(1,734)	(6,749)
Stock-based compensation expense recovered		(1,788)	(365)	(2,638)	(3,061)
Interest expense		7,077	7,074	14,201	12,757
Accretion of interest income		-	(94)	-	(188)
Accretion expense		537	624	1,133	1,194
Income taxes recovery		-	(104)	-	(104)
Deferred income taxes		3,622	784	2,491	1,238
Depletion and amortization		10,922	11,156	24,503	22,633
Loss on disposition of property, plant and equipment		532	-	547	-
Write-down of Paciência inventory	Note 3	3,222	-	2,394	-
Impairment of Paciência property	Note 6	47,692	-	47,692	-
Unrealized gain on derivatives		(114)	(28)	(114)	(29)
Unrealized gain on option component of convertible note		(57,427)	(9,180)	(71,752)	(7,840)
Reclamation expenditure		(10)	(8)	(113)	(26)
		1,233	21,490	3,069	39,135
Change in non-cash operating working capital
Inventory		5,844	(1,334)	3,732	933
Prepaid expenses and sundry assets		(4,365)	(5,420)	(7,148)	(7,476)
Accounts payable and accrued liabilities		(863)	4,697	(2,241)	5,380
Income taxes payable		(917)	2,315	(1,325)	3,325
Provisions		296	-	613	-
Deferred compensation liabilities		(656)	(83)	(2,268)	(244)
		572	21,665	(5,568)	41,053
Financing activities:
Repayment of debt		(1,119)	(4,117)	(2,218)	(7,935)
Increase in debt		1,000	-	7,000	99,313
Interest paid		(3,841)	(4,254)	(6,994)	(4,615)
Other liabilities		(1,630)	7	(1,709)	(55)
		(5,590)	(8,364)	(3,921)	86,708
Investing activities:
Mineral exploration projects		(1,800)	(2,266)	(6,963)	(4,611)
Purchase of property, plant and equipment		(12,029)	(23,735)	(31,017)	(41,602)
Proceeds from disposition of property		659	-	684	-
		(13,170)	(26,001)	(37,296)	(46,213)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents		269	2,557	4,254	4,629
Increase (decrease) in cash and cash equivalents		(17,919)	(10,143)	(42,531)	86,177
Cash and cash equivalents, beginning of period		49,863	135,543	74,475	39,223
Cash and cash equivalents, end of period		$31,944	$125,400	$31,944	$125,400

Supplemental cash flow information	Note 13

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2012 and 2011
(Unaudited)

1.	Nature of Business and Basis of Preparation:

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a company domiciled in Canada. The address of the Company’s registered office is 100 King Street West, Suite 4400, 1 First Canadian Place, Toronto, Ontario, M5X 1B1.

The activities of the Company are directed towards developing and operating mineral projects in Brazil.

These condensed interim consolidated financial statements of the Company as at and for the periods ended June 30, 2012 and June 30, 2011 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and Mineração Chega Tudo Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

2.	Statement of Compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company follow the same accounting policies and methods of application as the Company’s annual audited consolidated financial statements. The condensed interim consolidated financial statements do not contain all disclosures required by International Financial Reporting Standards (“IFRSs”) as issued by the IASB and accordingly should be read in conjunction with the Company’s December 31, 2011 audited consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issue by the audit committee on August 9, 2012.

3.	Inventory:

During the six months ended June 30, 2012 the company incurred a write-down of inventory at Paciência of $2.4 million (six months ended June 30, 2011 - $nil).

4.	Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods. As at June 30, 2012, total recoverable taxes denominated in Brazilian reais (R$) amounted to R$125.4 million ($62.0 million) (December 31, 2011 - R$121.4 million ($64.7 million)). Highlighted numbers do not agree to the Balance Sheet.

6

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2012 and 2011
(Unaudited)

5.	Risk Management Policies:

(a) Derivative financial instruments; Forward foreign exchange contracts:

As at June 30, 2012, the Company had the following forward foreign exchange contracts outstanding:

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$
31-Aug-12	$1,000	R$	2,078
28-Sep-12	1,000		2,087
31-Oct-12	1,000		2,096
30-Nov-12	1,000		2,104
31-Dec-12	1,000		2,112
	$5,000	R$	10,477

As at June 30, 2012, derivative assets include $114,000 of unrealized foreign exchange gains relating to the forward foreign exchange contracts (December 31, 2011 - $nil). Included in the Statements of Operations and Comprehensive Income (Loss) are the following amounts of unrealized and realized gains on foreign exchange derivatives:

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Unrealized gain	$(114)	$(29)	$(114)	$(29)
Realized gain	-	(315)	-	(578)
	$(114)	$(344)	$(114)	$(607)

(b) Financial instruments; Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of the assets and liabilities:

a.	Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.	Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c.	Level 3 – one or more significant inputs used in a valuation technique are unobservable for the instruments.

7

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2012 and 2011
(Unaudited)

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

The fair values of the Company’s financial assets and financial liabilities that are measured at fair value are as follows:

June 30, 2012
Financial assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Derivatives

Forward foreign exchange contracts	$-	$114	$-

December 31, 2011
Financial assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

None	$-	$-	$-

June 30, 2012
Financial liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Option component of convertible notes	$-	$-	$8,179

December 31, 2011
Financial liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Option component of convertible notes	$-	$-	$79,931

The option components of the convertible notes are fair valued using the Crank-Nicolson valuation model which requires inputs, such as volatility and credit spread, that are both unobservable and significant, and therefore are categorized as Level 3 in the fair value hierarchy.

The table below summarizes a sensitivity analysis for the inputs of volatility and credit spread as at June 30, 2012 and December 31, 2011 with all other variables held constant. It shows how the option component of the convertible notes and net income would have been affected by changes in these relevant risk variables that were reasonably possible at that date.

8

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2012 and 2011
(Unaudited)

Impact to option component of convertible notes:

Assumption	Change for Sensitivity Analysis	Pre-tax Impact of Change as at June 30, 2012	Pre-tax Impact of Changes as at December 31, 2011
Volatility	5% increase	$991	$5,138
	5% decrease	$(987)	$(5,274)

Credit spread	1% increase	$89	$826
	1% decrease	$(93)	$(861)

The carrying amount of the option components of the convertible notes was $8.2 million as at June 30, 2012 (December 31, 2011 - $79.9 million). The change in fair value of $57.4 million and $71.8 million for the three and six months ended June 30, 2012 respectively is shown as a gain on conversion option embedded in convertible debt in the statements of operations and comprehensive income (loss) (three and six months ended June 30, 2011 - $9.2 million gain and $7.8 million gain, respectively).

9

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2012 and 2011
(Unaudited)

	June 30, 2012		December 31, 2011
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value

Financial Assets
Cash and cash equivalents[1]	$31,944	$31,944	$74,475	$74,475
Restricted cash[1]	909	909	909	909
Loan receivable[2]	774	774	950	950

Financial Liabilities
Accounts payable and accrued liabilities[1]	33,133	33,133	34,922	34,922
Other provisions[3]	4,960	4,960	4,347	4,347
Notes payable[2]	262,982	140,268	251,455	223,750
Option component of convertible notes[4]	8,179	8,179	79,931	79,931
Deferred compensation liabilities[5]	548	548	5,223	5,223

1.	Cash and cash equivalents and restricted cash are recorded at their carrying values. The carrying value of accounts payable and accrued liabilities approximate their fair values due to their immediate or short term to maturity.
2.	The fair value of the loan receivable included in prepaid expenses and sundry assets, and notes payable is based on their market price, if available. If a market price is not available then the fair value is determined by discounting the future cash flows at the current market rate of interest available to the Company.
3.	The carrying value of other provisions approximates fair value and is determined by discounting the future expected cash outflows where losses are probable.

4.	The option component of the convertible notes is recorded at fair value. Fair value of the conversion option feature is measured using the Crank-Nicolson model.

5.	The fair value of stock appreciation rights (“SAR”) liabilities is measured using the Black-Scholes model and is recognized over the service or vesting period. The carrying values, measured using intrinsic value, of the Deferred Stock Unit (“DSU”) and Restricted Stock Unit (“RSU”) liabilities approximate their fair values.

6.	Impairment on Paciência Property:

Over the past year the Paciência (CPA) operations have faced significant and increasing challenges. Recent reviews determined that a complete remediation plan would best be accomplished by placing the operations on a temporary care and maintenance program until the necessary design and structural changes have been implemented in the mines. As a result of the temporary shutdown the Company considered this an indicator of impairment and prepared an impairment test on the Paciência operation. The impairment test resulted in an impairment loss of $47.7 million during the second quarter of 2012 and is recorded in ‘impairment of Paciência property” in the Interim Consolidated Statements of Operations and Comprehensive Income (Loss), (three and six months ended June 2011 - $nil). The Paciência property is a cash generating unit (“CGU”) which includes property, plant and equipment, mineral rights, deferred exploration costs, and asset retirement obligations net of amortization. The CGU also includes mineral exploration project assets relating to properties not in production such as mineral rights and deferred exploration costs. $46.3 million of the loss was taken against assets in property, plant and equipment and $1.4 million of the loss was recognized relating to assets included in mineral exploration projects. The recoverable amount of the property was determined using a fair value less cost to sell approach (“FVLCS”). FVLCS for the property was determined by considering the net present value of future cash flows generated by the property. Net future cash flows were derived from life of mine plans for this property. The following significant assumptions were used to value the property:

10

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2012 and 2011

(Unaudited)

Discount rate: 8%

Gold price: first five years: $1,450-$1,600

after five years: $1,275

Expected future cash flows used to determine the FVLCS used in the impairment testing of the Paciencia property are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures reflected in our life of mine plans; as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, further impairments may be identified or reversal of the existing impairment may occur.

7.	Property, Plant and Equipment:

	Processing			Leasehold	Assets under	Mining
Property, Plant and Equipment	plant	Vehicles	Equipment	improvements	construction	properties	Total
Cost
Balance at January 1, 2011	$13,733	$12,684	$188,967	$2,208	$8,391	$229,189	$455,172
Additions	112	1,794	15,217	536	16,015	59,632	93,306
Disposals	-	(114)	(1,538)	-	(961)	-	(2,613)
Reclassify within PPE	20	78	17,785	-	(11,673)	(6,210)	-
Reclassify from MEP	-	-	-	-	-	1,098	1,098
Balance at December 31, 2011	$13,865	$14,442	$220,431	$2,744	$11,772	$283,709	$546,963

Balance at January 1, 2012	$13,865	$14,442	$220,431	$2,744	$11,772	$283,709	$546,963
Additions	25	3,110	2,155	6	8,407	22,635	36,338
Disposals	-	(2,063)	(115)	(430)	-	-	(2,608)
Reclassify to Assets held for sale	-	-	-	-	(998)	-	(998)
Reclassify within PPE	61	2	7,532	44	(7,640)	-	-
Balance at June 30, 2012	$13,950	$15,491	$230,003	$2,365	$11,541	$306,344	$579,695

Accumulated amortization and impairment
Balance at January 1, 2011	$6,786	$4,792	$36,782	$378	$-	$57,619	$106,357
Amortization for the year	1,003	2,344	21,022	585	-	27,581	52,535
Eliminated on disposal	-	(95)	(509)	-	-	-	(604)
Balance at December 31, 2011	$7,789	$7,041	$57,295	$963	$-	$85,200	$158,288

Balance at January 1, 2012	$7,789	$7,041	$57,295	$963	$-	$85,200	$158,288
Amortization for the period	496	1,221	10,554	229	-	12,044	24,543
Impairment loss (Note 6)	1,115	1,238	18,384	189	922	24,487	46,335
Eliminated on disposal	-	(1,469)	(58)	(430)	-	-	(1,957)
Balance at June 30, 2012	$9,400	$8,031	$86,175	$951	$922	$121,731	$227,209

Carrying amounts
At January 1, 2011	$6,947	$7,892	$152,185	$1,830	$8,391	$171,570	$348,815
At December 31, 2011	$6,076	$7,401	$163,136	$1,781	$11,772	$198,509	$388,675

At January 1, 2012	$6,076	$7,401	$163,136	$1,781	$11,772	$198,509	$388,675
At June 30, 2012	$4,550	$7,460	$143,828	$1,414	$10,619	$184,614	$352,486

11

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2012 and 2011

(Unaudited)

8.	Mineral Properties:

Mineral Exploration Projects	Paciência	Turmalina	Caeté	Gurupi	Pedra Branca	Total
Carrying amount at January 1, 2011	$2,644	$7,374	$17,354	$47,286	$-	$74,658
Additions	972	1,491	654	12,790	-	15,907
Impairment loss	-	-	(529)	-	-	(529)
Reclassify to PP&E	-	-	(1,098)	-	-	(1,098)
Carrying amount at December 31, 2011	$3,616	$8,865	$16,381	$60,076	$-	$88,938

Carrying amount at January 1, 2012	$3,616	$8,865	$16,381	$60,076	$-	$88,938
Additions	311	687	288	5,760	39	7,085
Impairment loss (Note 6)	(1,357)	-	-	-	-	(1,357)
Interest capitalized	-	-	77	-	-	77
Carrying amount at June 30, 2012	$2,570	$9,552	$16,746	$65,836	$39	$94,743

9.	Notes Payable:

	June 30,	December 31,
	2012	2011
Bank indebtedness	$27,945	$23,173
CVRD note	7,968	7,968
4.5% convertible notes	140,993	136,327
5.5% convertible notes	86,077	83,987
Total notes payable	$262,982	$251,455
Less: current portion	29,138	22,517
Long-term portion	$233,844	$228,938

Fair value of notes payable	$140,268	$223,750

10.	Contingent Liability:

The Company has received notice that a complaint has been filed in the New Hampshire Superior Court against the Company and three of the Company’s directors by Daniel Titcomb, the former Chief Executive Officer of the Company. The complaint claims an unspecified amount of damages related to employment claims under New Hampshire laws and wrongful termination. As of August 9, 2012, the Company has not been served with the complaint. The Company believes the complaint to be without merit and intends to vigorously defend the complaint if it is served. A provision for this complaint has not been accrued for in the financial statements.

12

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2012 and 2011

(Unaudited)

11.	Long-Term Incentive Plans:

In January 2012, upon the employment of the Chief Operating Officer, the board granted 250,000 stock appreciation rights (“SARs”) with a reference price of Cdn.$5.68. Are these cancelled in Q2?

In May 2012, 30,000 Deferred Stock Units and 25,000 SARs with a reference price of Cdn$1.56 were granted to a new director of the Company.

The change in fair value of the SAR liability, measured using the Black-Scholes option-pricing model, is recognized as stock compensation expense (recovery) during the period.

	June 30,	December 31,
Stock Appreciation Rights	2012	2011

Liability included in deferred compensation liabilities in the consolidated balance sheets
Current portion	$2	$1,414
Long-term portion	22	181
	$24	$1,595

Total intrinsic value of liability	$-	$406

The fair value of the SAR liability is estimated at the reporting date using the Black-Scholes option-pricing model with the following assumptions:

	June 30,		December 31, 2011
	2012
Risk-free interest rate	0.10% -	0.97%	0.01% -	0.90%
Expected dividend yield		0%		0%
Expected share price volatility	79% -	99%	66% -	77%
Expected life of the right in days	153 -	753	66 -	1,043
Weighted average grant date fair value of SARs		$7.73		$7.41

13

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2012 and 2011

(Unaudited)

	Three Months	Six Months	Three Months	Six Months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Stock Appreciation Rights	2012	2012	2011	2011
Units outstanding, beginning of period	1,090,100	1,643,434	1,806,769	1,806,769
Units granted	25,000	275,000	-	-
Units vested	(428,350)	(1,231,684)	-	-
Balance outstanding, end of period	686,750	686,750	1,806,769	1,806,769

Expense recorded in the consolidated statements of operations and comprehensive income (loss)
Stock-based compensation expense - cash	$149	$773	$-	$-
Stock-based compensation expense recovery - non-cash	(292)	(1,571)	(296)	(2,398)
	$(143)	$(798)	$(296)	$(2,398)

A Cliff Share Appreciation Rights Plan (“CSAR”) was established to allow the Company to grant performance awards to directors and senior management of the Company. The purpose of the CSAR award is to provide incentive that rewards achieving production, cost targets and appreciation to shareholder value targets by participation in an incentive bonus pool. CSARs call for eventual settlement in cash upon a change in control. On June 18, 2012, the board announced that the four remaining board members holding Cliff Share Appreciation rights relinquished those rights at that time. At June 30, 2012 and December 31, 2010 no liability is included in deferred compensation liability and no expense is recorded in stock based compensation expense.

14

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2012 and 2011

(Unaudited)

12.	Basic and Diluted Earnings per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Numerator
Net income (loss) for the period	$(16,350)	$15,586	$(13,541)	$19,310

Denominator
Weighted average number of common outstanding - basic	84,410	84,374	84,410	84,374
Dilutive effect of options	-	2	-	4
Weighted average number of common outstanding - diluted	84,410	84,376	84,410	$84,378.00

Basic and diluted earnings (loss) per share	$(0.19)	$0.18	$(0.16)	$0.23

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive.

	Three Months Ended		Six Months Ended
Options and convertible notes considered	June 30,		June 30,
anti-dilutive (in thousands)	2012	2011	2012	2011
Options	3,695	3,467	3,695	3,476
Convertible notes	26,650	26,650	26,650	23,620
	30,345	30,117	30,345	27,096

15

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2012 and 2011

(Unaudited)

13.	Supplemental Cash Flow Information:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Non - cash financing and investing activities	2012	2011	2012	2011
Transfer of Zone C in return for forgiveness of royalties payable (a)	$90	$473	$390	$998

(a)	See Note 9(a) to the 2011 annual financial statements.

Cash and cash equivalents:

Cash and cash equivalents include R$32.4 million ($16.0 million) in bank certificates of deposit (December 31, 2011 - R$98.2 million ($52.3 million)) and $1.0 million in term deposits (December 31, 2011 – $1.0 million).

16